FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains XBRL-related documents.

Attached as Exhibit 100 to this report are the following materials from the Report on Form 6-K of Hitachi, Ltd. on Consolidated Financial Statements for the first half of the fiscal year ending March 31, 2006, filed on January 4, 2006, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of September 30, 2005, (ii) Consolidated Statements of Operations for the six months ended September 30, 2005, (iii) Consolidated Statements of Stockholders’ Equity for the six months ended September 30, 2005, and (iv) Consolidated Statements of Cash Flows for the six months ended September 30, 2005.

The financial information contained in the XBRL documents is unaudited and is not the official publicly filed financial statements of Hitachi, Ltd. The purpose of submitting these XBRL formatted documents is to test the related format and technology and, as a result, investors should continue to rely on the official filed version of the furnished documents and not rely on this information in making investment decisions.

In accordance with Rule 402 of Regulation S-T, the information in this report, including Exhibit 100 shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: May 26, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

Index to Exhibits

Exhibit 100

The following materials from the Report on Form 6-K of Hitachi, Ltd. on Consolidated Financial Statements for the first half of the fiscal year ending March 31, 2006, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of September 30, 2005, (ii) Consolidated Statements of Operations for the six months ended September 30, 2005, (iii) Consolidated Statements of Stockholders’ Equity for the six months ended September 30, 2005, and (iv) Consolidated Statements of Cash Flows for the six months ended September 30, 2005.